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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **09/01/2023** AND ENDING **08/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HBK Sorce Brokerage LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6603 Summit Drive

(No. and Street)

Canfield	**Ohio**	**44406**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Wassmann	**814-836-5776**	mwassmann@hbkswealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.

(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Ste 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)
06/25/2009		**1952**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Wassmann _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HBK Sorce Brokerage LLC _____ , as of 8/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Compliance Officer

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Cherish Bielanin, Notary Public
Erie County
My commission expires December 10, 2027
Commission number 1360962
Member, Pennsylvania Association of Notaries

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)
Canfield, Ohio

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended August 31, 2024

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

TABLE OF CONTENTS
As of and for the Year Ended August 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
HBK Sorce Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HBK Sorce Brokerage, LLC as of August 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year ended August 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of HBK Sorce Brokerage, LLC as of August 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of HBK Sorce Brokerage, LLC 's management. Our responsibility is to express an opinion on HBK Sorce Brokerage, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of HBK Sorce Brokerage, LLC's financial statements. The supplemental information is the responsibility of HBK Sorce Brokerage, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2024.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 21, 2024

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
As of August 31, 2024

ASSETS

	2024
CASH AND CASH EQUIVALENTS	$ 561,095
COMMISSIONS RECEIVABLE	10,202
OTHER ASSETS	921
TOTAL ASSETS	$ 572,218

LIABILITIES AND MEMBER'S EQUITY

	2024
LIABILITIES	
Accounts payable	$ 106
Due to member	154,245
TOTAL LIABILITIES	154,351
MEMBER'S EQUITY	417,867
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 572,218

See accompanying notes to financial statements.

STATEMENT OF OPERATIONS
For the Year Ended August 31, 2024

	2024
REVENUE, NET OF DIRECT TRADE EXPENSES	$ 1,200,721
EXPENSES	
Employee and other compensation	645,466
Regulatory fees	34,035
Errors and omissions insurance	68,790
General office, administration	
and miscellaneous	326,222
TOTAL EXPENSES	1,074,513
INCOME FROM OPERATIONS	126,208
OTHER INCOME	19,926
NET INCOME	$ 146,134

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF MEMBER'S EQUITY
For the Year Ended August 31, 2024

MEMBER'S EQUITY		2024
Beginning of year	$	271,733
Net income		146,134
End of year	$	417,867

See accompanying notes to financial statements.

4

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
For the Year Ended August 31, 2024

	2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 146,134
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Decrease in commissions receivable	12,320
Increase in other assets	(376)
Decrease in accounts payable	(1,025)
Increase in due to member	20,620
NET CASH PROVIDED BY	
OPERATING ACTIVITIES	177,673
NET INCREASE IN CASH	177,673
CASH AND CASH EQUIVALENTS	
Beginning of year	383,422
End of year	$ 561,095

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the greater of $5,000 or 6 and 2/3 percent of liabilities minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund products on an application-way basis in the state of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition and Related Expenses

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, "Revenue from Contracts with Customers". The core principle of the guidance is that the Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applied the following steps: 1) Identify the contracts with the customer; 2) Identify the performance obligations in the contract; 3) Determine the contract price; 4) Allocate the transaction price to the performance obligations in the contract; and 5) Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company receives revenue via a referral agreement with an introducing broker dealer. Certain employees of the Company's parent are representatives of the introducing broker dealer. In exchange for paying all the expenses for the representatives, the introducing broker dealer pays the Company a percentage of the commissions received on trades executed on behalf of the affiliated employee representatives, at a point in time, on a trade-date basis. Through the referral agreement, the Company is acting as an agent, and in accordance with ASC 606-10-55-38, the commissions are presented net of direct trade expenses deducted by the clearing broker dealer on the statement of operations.

The Company may also receive commissions as an agent from mutual fund transactions made on an application basis with a mutual fund company. No revenue was earned from such commissions for the year ended August 31, 2024.

Commissions Receivable

The receivable is unsecured and was fully collected in September 2024.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Basis of Accounting

These financial statements have been prepared on an accrual basis of accounting, as required by FINRA and the SEC. The Company is evaluating new accounting standards and will implement as required.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1.00. Net capital and the related net capital ratio fluctuate daily. At August 31, 2024, net capital exceeded the minimum requirement by $385,425 and the ratio of aggregate indebtedness to net capital was 0.39 to 1.00.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2024 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under Footnote 74 of SEC Release No. 34-70073.

NOTE 3 - Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

The Company has no uncertain tax positions as of August 31, 2024, including its classification.

NOTE 4 - Related Parties

The Company and its member have an expense sharing agreement (ESA) under which the member pays operating costs such as rent, compensation and benefits, office equipment and supplies, insurance and other administrative expenses on behalf of the Company and two other financial service affiliates. Under the agreement, the Company's member allocates shared expenses based on each entity's percentage of revenues compared to total revenues of the three affiliates. The member also occasionally pays indirect expenses on behalf of the Company or affiliate which are not shared among all three entities. Total expenses charged to the Company by the member for the year ended August 31, 2024 totaled $864,961, and are reported on the statement of operations in the accompanying financial statements.

The liability Due to Member was $154,245 as of August 31, 2024 on the accompanying statement of financial condition and is unsecured, non-interest bearing, and due on demand.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

NOTE 5 - Subsequent Events

The Company did not have any subsequent events through November 21, 2024, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the financial statements as of and for the year ended August 31, 2024.

NOTE 6 – Concentration of Revenues

The Company receives 100% of its commission revenues from its clearing broker-dealer per the referral agreement described in Note 1 under Revenue Recognition.

NOTE 7 – Contingencies

The Company and SIPC are currently evaluating the Company's SIPC exemption and the Company may have a SIPC assessment as a result. The Company does not believe the possible assessment to be material to these financial statements.

NOTE 8 – 15c3-3 Exemption

The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of Footnote 74 for the year ended August 31, 2024.

SUPPLEMENTAL INFORMATION

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2024

COMPUTATION OF NET CAPITAL

Total member's equity	$	417,867
Deductions and/or charges:		
Non-allowable assets:		
Receivables from other brokers or dealers		(10,202)
Other assets		(921)
		406,744
Net capital before haircuts on securities owned		
Haircuts on corporate securities		(11,029)
Net capital	$	395,715

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	154,351

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	10,290
Excess net capital at 1,500 percent	$	385,425
Excess net capital at 1,000 percent	$	380,280
Ratio: Aggregate indebtedness to net capital		0.39 to 1.00

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2024 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under Footnote 74 of SEC Release No. 34-70073.

HBK SORCE BROKERAGE LLC
Canfield, Ohio

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended August 31, 2024

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
HBK Sorce Brokerage, LLC

We have reviewed management's statements for the year ended August 31, 2024, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) HBK Sorce Brokerage, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HBK Sorce Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HBK Sorce Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 21, 2024

HBK Sorce Brokerage LLC

Annual Exemption Report from SEC Rule 15c3-3
Pursuant To Footnote 74 of SEC Release No. 34-70073

HBK Sorce Brokerage LLC hereby files this Annual Exemption Report from SEC Rule 15c3-3 for the fiscal year ending August 31, 2024. In support of this Annual Exemption Report, HBK Sorce Brokerage LLC hereby states:

1. The exemption is claimed pursuant to Footnote 74 of SEC Release No. 34-70073;
2. HBK Sorce Brokerage LLC met the criteria for the exemption under Footnote 74 of SEC Release No. 34-70073 during the entire fiscal year ending August 31, 2024; and
3. HBK Sorce Brokerage LLC attests there were no exceptions to this exemption during the fiscal year ending August 31, 2024.



_____   Dated: ___10/31/2024_____

Phillip Wilson